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February 23, 2011

VIA EDGAR CORRESPONDENCE AND HAND DELIVERY

Mr. Perry Hindin

Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Playboy Enterprises, Inc.

Schedule 14D-9/A (File No. 005-56499) filed on

February 11, 2011

Schedule 13E-3/A (File No. 005-56499) filed on

February 11, 2011

Dear Mr. Hindin:

I am writing on behalf of Playboy Enterprises, Inc. (the “Company”) in response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated February 15, 2011 (the “Comment Letter”) with respect to (i) the above-referenced Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Commission on February 11, 2011 (the “Schedule 14D-9”), and (ii) the above-referenced Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), as filed with the Commission on February 11, 2011.

Mr. Perry Hindin

February 23, 2011

This letter and the Company’s Amendment No. 3 to the Schedule 14D-9 (the “Schedule 14D-9 Amendment”) are being filed with the Commission electronically via the EDGAR system today. In addition to making each EDGAR filing, we are delivering a hard copy of this letter along with a courtesy copy of the Schedule 14D-9 Amendment.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter.

General

1.	We note your response to prior comment 2. Please note that pursuant to Instruction 1 to Exchange Act Rule 13e-3(e)(1), since the Rule 13e-3 transaction is also subject to Regulation 14D, the information required by Rule 13e-3(e)(1), which includes the requirement under Rule 13e-3(e)(1)(ii) that the information required by Items 7, 8 and 9 of Schedule 13E-3 be prominently disclosed in a “Special Factors” section in the front of the disclosure document, must be combined with the tender offer material sent or given to security holders. It does not appear that the material the Company sent to holders complied with this requirement. Please advise.

Response: We acknowledge the staff’s comment that Rule 13e-3(e)(1)(ii) requires that the information required by Items 7, 8 and 9 of Schedule 13E-3 be disclosed in a “Special Factors” section in the front on the disclosure document. We also acknowledge the staff’s comment that Instruction 1 to Rule 13e-3(e)(1) indicates the information required by Rule 13e-3(e)(1)(ii) must be combined with the tender offer material sent or given to security holders. The Company did previously include the information required by Items 7, 8 and 9 of Schedule 13E-3 in a “Special Factors” section at the front of the Schedule 13E-3 and also included all such information in the Schedule 14D-9, although not in the format specified by Instruction 1. We respectfully advise the staff that the Company does not believe, and Icon Acquisition Holdings, L.P. has advised the Company that it does not believe, that an amendment to the Schedule 14D-9 to relocate such disclosures under a “Special Factors” heading would be material to a stockholder’s decision to tender in light of the total mix of information previously sent and made publicly available to stockholders.

Mr. Perry Hindin

February 23, 2011

2.	We note the acknowledgment provided on behalf of the Company by Mr. Schreiber at the end of his response letter. Please provide a written statement signed by the Company containing such acknowledgments.

Response: In response to the staff’s comment, a written statement from the Company is included as Exhibit A to this letter.

Certain Company Projections, page 12

3.	This section includes non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations Non-GAAP Financial Measures. Given that these projections were prepared by management and provided to Purchaser in connection with its due diligence review, it does not appear such non-GAAP financial measures were provided pursuant to Item 1015 of Regulation M-A. Therefore, it does not appear that the Company can rely on the exemption provided by Rule 100(d) of Regulation G.

Response: In response to the staff’s comment, the Company has revised the disclosure under the heading “Item 8. Additional Information—Certain Company Projections” beginning on page 1 of the Schedule 14D-9 Amendment.

Mr. Perry Hindin

February 23, 2011

If you have any questions or comments with respect to this matter, please contact the undersigned at (312) 407-0531.

Please acknowledge receipt of this letter and the enclosures by file-stamping and returning the enclosed duplicate of this letter to the person presenting these materials for filing.

Sincerely,

/s/ Rodd M. Schreiber

Rodd M. Schreiber

cc:	Howard Shapiro, Esq. (Playboy Enterprises, Inc.)

Barry L. Dastin, Esq. (Kaye Scholer LLP)

Russ A. Cashdan, Esq. (Kaye Scholer LLP)

Exhibit A

STATEMENT

As requested by the staff of the Division of Corporation Finance of the Commission, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PLAYBOY ENTERPRISES, INC.

By:	/s/ Howard Shapiro
Name:	Howard Shapiro
Title:	Executive Vice President, Law and Administration, General Counsel and Secretary